FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

_____

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the months of September and November

GETTY COPPER INC.
(Translation of registrant's name into English)

1000 Austin Avenue, Coquitlam, BC V3K 3P1
(Address of principal executive offices)

Attachments:

1. Unaudited financial statements for the Nine Months Ending September 30, 2006
2. Management Discussion & Analysis for the Nine Months Ending September 30, 2006
3. News Release Dated, September 11, 2006,
4. News Release Dated, November 30, 2006

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _X_ Form 40-F _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes_____ No _X_

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GETTY COPPER INC.
(Registrant)

Date: November 30, 2006   By: /s/ *"Donald Willoughby"*
                                          Name

                                   Its: Chief Financial Officer
                                          (Title)

GETTY COPPER INC.

GETTY COPPER INC.

FINANCIAL STATEMENTS

(UNAUDITED)

FOR THE NINE MONTHS ENDING SEPTEMBER 30, 2006

(stated in Canadian dollars)

Contact: 1000 Austin Avenue
Coquitlam, British Columbia
Canada   V3K 3P1
Tel: 604-931-3231

NOTICE THAT FINANCIAL STATEMENTS HAVE NOT BEEN REVIEWED BY AN AUDITOR

Getty Copper Inc. (the "Issuer")
Financial Statements for the period ended September 30, 2006

The Issuer's auditors have not reviewed or been involved in the preparation of these financial statements.

GETTY COPPER INC.

BALANCE SHEET

(UNAUDITED)

(stated in Canadian dollars)

ASSETS	Sept. 30, 2006	Dec. 31, 2005
Current		
Cash and cash equivalents	$ 695,648	$ 156,074
Goods and services tax recoverable	24,368	34,801
Prepaid expenses	26,955	25,699
	746,971	216,574
Mineral rights (note 3)	3,908,182	3,508,239
Property, building and equipment (note 4)	155,934	162,539
	$ 4,811,087	$ 3,887,352

LIABILITIES		
Current		
Accounts payable	$	$ 534,758
Current portion of mortgage payable	2,248	2,127
	674,464	536,885
Mortgage payable (note 5)	91,219	92,921
	765,683	629,806

SHAREHOLDERS' EQUITY		
Share capital (note 7)	18,014,384	16,433,593
Contributed surplus (note 7)	860,726	860,726
Deficit	(14,829,706)	(14,036,773)
Commitments and Contingencies (note 8)		
Subsequent Events (note 10)	4,045,404	3,257,546
	$ 4,811,087	$ 3,887,352

Approved by the Directors
"Donald R. Willoughby"_____, Director, CFO

"John M. Parks"_____, Corporate Secretary

See accompanying notes to financial statements.

GETTY COPPER INC.
STATEMENT OF OPERATIONS AND DEFICIT
(UNAUDITED)
(stated in Canadian dollars)

	Three Months Ending Sept. 30, 2006	Nine Months Ending Sept. 30, 2006	Three Months Ending Sept. 30, 2005	Nine Months Ending Sept. 30, 2005
Revenue				
Rent	$ 1,698	$ 2,259	$ —	$ 748
Expenses				
Amortization	519	1,557	838	2,500
Bank charges & interest	1,753	5,372	1,812	5,365
Filing fees	2,654	13,487	1,747	8,462
Insurance	630	1,578	419	1,256
Management fees	7,500	22,500	7,500	22,500
Marketing & promotion	1,119	6,310	411	2,882
Office & miscellaneous	2,630	13,147	1,864	14,536
Professional fees	193,161	675,713	128,812	283,647
Property tax	—	4,734	—	4,448
Rent	1,500	4,500	1,500	4,500
Stock option compensation	—	—	—	5,691
Telephone	2,079	4,936	1,748	5,836
Transfer fees	1,251	4,536	1,407	5,662
Travel	930	18,903	992	12,104
Wages & benefits	8,444	25,309	5,639	20,530
Interest	(4,518)	(7,390)	(304)	(8,108)
Future income tax recovery	—	—	(60,045)	(187,182)
	219,652	$ 795,192	$ 94,340	$ 204,629
Net loss	$ (217,954)	$ (792,933)	$ (94,340)	$ (203,881)
Deficit, beginning	$(14,036,773)	$ (14,036,773)	(13,750,967)	(13,750,967)
Deficit, ending	$(14,254,727)	$ (14,829,706) $	(13,845,307)	$ (13,954,848)
Loss per share	$ (0.004)	$ (0.016)	$ (0.003)	$ (0.006)
Weighted-average number of common shares outstanding	49,078,657	49,078,657	34,078,657	34,078,657

See accompanying notes to Financial Statements.

GETTY COPPER INC.

STATEMENT OF CASH FLOW

(UNAUDITED)

(stated in Canadian dollars)

	Three Months Ending Sept. 30, 2006	Nine Months Ending Sept. 30, 2006	Three Months Ending Sept. 30, 2005	Nine Months Ending Sept. 30, 2005
Cash flows used in operating activities				
Net loss for the period	$ (217,954)	$ (792,933)	$ (94,340)	$ (203,881)
Add: Items not involving cash				
Amortization – administration	519	1,557	838	2,500
Stock option compensation expense	—	—	—	5,691
Net change in non-cash working capital balances				
Decrease (increase) in goods and services tax recoverable	19,555	10,433	(9,996)	2,319
Decrease (increase) in prepaid expenses	1,505	(1,256)	72,881	(18,991)
Increase (decrease) in accounts payable	(200,256)	137,458	117,135	(185,123)
	(396,631)	(644,741)	86,518	(397,485)
Cash flows from financing activities				
Mortgage principal repayments	(537)	(1,581)	(498)	(1,468)
Share issue costs	(16,000)	(19,210)	(60,045)	(193,788)
Private placements, net of issue costs	1,100,001	1,600,001	—	—
Cash Received for Private Placement	—	—	—	200,250
	1,083,464	1,579,210	(60,543)	4,994
Cash flows used in investing activities				
Acquisition & disposal of equipment	—	—	—	(2,241)
Exploration costs	(48,348)	(394,895)	(179,564)	(546,039)
	(48,348)	(394,895)	(179,564)	(548,280)
Increase (decrease) in cash	638,485	539,574	(153,589)	(940,771)
Cash and short-term investments, Beginning of the period	57,163	156,074	742,219	1,529,401
Cash and short-term investments End of the period	$ 695,648	$695,648	$ 588,630	$ 588,630

		2006		2005
Supplemental disclosure:				
Cash used in operating activities includes:				
Interest paid		5,226		5,337
Interest received		7,390		8,108

See accompanying notes to financial statements.

1. **General information and continuing operations**

The Company has not yet determined whether its mineral rights contain ore reserves that are economically recoverable. In addition, the Company is dependent upon external sources of financing in order to fund the exploration of its mineral rights. The recoverability of amounts shown for mineral rights and the ability of the Company to meet its obligations is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the exploration and development of the mineral rights and future profitable production or proceeds from the disposition thereof.

2. **Significant accounting policies**

These financial statements are prepared in accordance with accounting principles generally accepted in Canada applicable to a going-concern. The financial statements do not give effect to adjustments that would be necessary should the Company be required to realize its assets and liquidate its liabilities and commitments in other than the normal course of business.

a) Mineral rights

Costs of acquisition and exploration expenditures are allocated to specific groups of mineral rights as work is performed on or for the benefit of those rights and are capitalized until such time as the extent of mineralization has been determined and mineral rights are either developed, sold, or abandoned. If there is an indication of impairment the mineral rights are written-down to the estimated net recoverable amount. The Company does not accrue the estimated future cost of maintaining, in good standing, its mineral rights.

Capitalized costs are amortized over the useful life of the rights upon commencement of commercial production, or written-off if the rights are sold or abandoned.

b) Administrative costs

Administrative costs are expensed as incurred.

c) Property, building and equipment

Property, building and equipment are recorded at cost. Amortization is provided on the declining balance basis at the following annual rates:

Automotive equipment	30%
Building	4%
Computer equipment	45%
Computer software	100%
Office equipment	20%
Portable buildings	30%

d) Stock option plan

The Company records compensation expense when stock or stock options are issued to employees in accordance with any vesting terms.

2.   **Significant accounting policies - continued**

e)   Future income taxes

The Company follows the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between tax and accounting bases of assets and liabilities and for unused tax losses. Future income tax assets are recorded in the financial statements if their realization is considered to be more likely than not.

f)   Exploration tax credits

Exploration tax credits are recorded as a reduction in exploration costs as those costs are incurred.

g)   Flow-through financing

Under the Canadian *Income Tax Act* a company may issue securities referred to as flow-through shares, whereby the investor may claim the tax deductions arising from the qualifying expenditure of the proceeds by the company. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective corporate tax rate), thereby reducing share capital. Previously unrecognized tax assets may then offset or eliminate the liability recorded.

h)   Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Specific areas involving management estimates include the variables used to derive stock-based compensation, the valuation of mineral rights and the determination of useful lives of property, building and equipment for purposes of calculating amortization.

i)   Loss per share

Loss per share has been calculated using the weighted-average number of common shares outstanding during each fiscal year. Diluted loss per share has not been calculated as it is anti-dilutive when the numerator used in the calculation is a net loss. For purposes of the calculation of the weighted-average number of common shares outstanding, share consolidations are considered to have occurred on the first day of the earliest fiscal year presented.

j)   Financial instruments

The Company's financial instruments consist of cash and short-term investments, goods and services tax recoverable, accounts payable, and mortgage payable. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, unless otherwise noted.

k) Cash equivalents

Cash and cash equivalents consist of temporary investments in commercial paper and money market deposits that are highly liquid and readily convertible to known amounts of cash.

3. Mineral rights

The Getty mineral rights are contiguous and are located within the Highland Valley, British Columbia mining district covering an area of approximately 200 square kilometres. Property, building and equipment amortization included in exploration costs during the nine months ending September 30, 2006 amounted to $5,048 (2005 - $5,823).

As at September 30, 2006, the Company's historical deferred costs and the current carrying aggregate amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	—	—	161,709	5,000	—	166,709
Geology	791,243	37,303	1,752,944	253,414	157,304	2,992,208
Metallurgy	525	—	1,037,776	5,000	—	1,043,301
Other	737,414	17,077	913,529	147,973	130,787	1,946,780
Total exploration & development costs	$1,752,374	$ 57,430	$8,608,871	$ 934,859	$ 389,021	$11,742,555
Mineral rights acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,785,584	$169,276	$8,961,268	$2,003,993	$ 502,904	$13,423,025
Less: Provision for impairment of deferred costs						$9,514,843
						$3,908,182

As at December 31, 2005, the Company's historical deferred costs and the current aggregate carrying amount are derived as follows:

	Getty Northwest	Getty Central	Getty North	Getty South 50% interest	Getty Southwest	Total Exploration & Development
Assay	$ 35,746	$ 1,143	$ 506,806	$ 66,109	$ 13,971	$ 623,775
Drilling	13,770	625	4,181,817	453,304	65,810	4,715,326
Environmental	173,676	1,282	54,290	4,059	21,149	254,456
Feasibility study	—	—	161,709	5,000	—	166,709
Geology	791,243	37,303	1,751,793	225,474	157,304	2,963,117
Metallurgy	525	—	693,664	—	—	694,189
Other	730,044	16,436	909,469	139,443	129,648	1,925,040
Total Exploration & development costs	$1,745,004	$ 56,789	$8,259,548	$ 893,389	$ 387,882	$11,342,612
Mineral rights, acquisition costs	33,210	111,846	352,397	1,069,134	113,883	1,680,470
	$1,778,214	$168,635	$8,611,945	$1,962,523	$ 501,765	$13,023,082
Less: Provision for impairment of deferred costs						$9,514,843
						$3,508,239-

3.   **Mineral rights - continued**

The Company originally entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral rights from Robak Industries Ltd. ("Robak"), a private company controlled by the Company's president, under certain terms which were not met. On November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral rights from Robak in exchange for 6,000,000 common shares of the Company at a deemed value of $1,200,000, the Company agreeing to pay 100% of the costs to place the Getty South mineral rights into production, and a 1-1/2% net smelter royalty in favour of Robak.

In 2004, the Board of Directors considered acquiring the remaining 50% of Getty South from Robak. The board commissioned a valuation of the Robak interest from the same party that carried out the 2002 valuation. The valuator presented information about his 2002 report that caused the board to re-examine the 2002 transaction. An independent committee comprised of all directors except the Company's president has initiated a thorough review of the historical geological data for the Getty South Property. To date the board has received nothing that would suggest that the Getty South acquisition should be rescinded.

The Company is pursuing approaches to further develop its mineral rights. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral rights, the Company believes that it may be able to economically develop the mineral rights. However, Canadian generally accepted accounting principles require that exploration costs related to mineral rights be written-down for impairment unless there is persuasive evidence that impairment has not occurred. Accordingly, at December 31, 2003 the Company had recorded provisions for impairment of exploration costs in the amount of $9,500,933 and of rights acquisition costs of $13,910. With the flow though financing obtained in December 2003, funds were available to proceed with the exploration work on the Getty North rights. Such costs will be deferred from January 2004 until such time as the Company determines if it has economically recoverable reserves, or until exploration ceases and the mineral rights are abandoned.

The Getty mineral rights are subject to a 1-1/2% net smelter return royalty in favour of Robak.

4.   **Property, building and equipment**

| | September 30, 2006 | | |
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 29,318	$ 28,464	$ 854
Computer equipment	95,859	93,854	2,005
Computer software	74,359	74,359	--
Office equipment	53,819	45,346	8,473
Portable buildings	12,112	11,887	225
Building	178,124	56,069	122,055
Land	22,322	--	22,322
	$ 465,913	$ 309,979	$ 155,934

4.   Property, building and equipment - continued

| | December 31, 2005 | | |
	Cost	Accumulated Amortization	Net
Automotive equipment	$ 29,318	$ 28,217	$ 1,101
Computer equipment	95,859	92,832	3,027
Computer software	74,359	74,359	--
Office equipment	53,819	43,851	9,968
Portable buildings	12,112	11,821	291
Building	178,124	52,294	125,830
Land	22,322	--	22,322
	$ 465,913	$ 303,374	$ 162,539

5.   Mortgage payable

The mortgage payable is secured by a first mortgage on land and building and requires monthly payments of $756 including interest at 7.5% per annum, and is repayable on October 1, 2007.

Principal repayments required are as follows:

2006/2007	$	2,248
October 1, 2007		91,219
	$	93,467

6.   Income taxes

Significant components of the Company's future income tax assets are as follows:

	September 30, 2006	Dec. 31, 2005
Tax value of mineral rights in excess of book value	$ 1,792,000	$ 1,782,000
Tax value of capital assets in excess of book value	118,000	127,000
	1,910,000	1,909,000
Valuation allowance	(1,910,000)	(1,909,000)
	---	---
Net operating loss carryforwards	1,023,000	826,000
Valuation allowance	(1,023,000)	(826,000)
	---	---
Net future income tax assets	$ --	$ --

6.   **Income taxes – continued**

The Company has determined that realization is not more likely than not and therefore a valuation allowance against all future income tax assets has been recorded.

A reconciliation between the Company's statutory and effective tax rates is as follows:

	Sept. 30, 2006	Dec. 31, 2005
Statutory rate	37%	37%
Tax rate change	(2)	(2)
Unrecognized benefit of current year's losses	(35)	(35)
Effective rate of tax recovery	---	---

At September 30, 2006, the Company has approximately $2,715,000 of loss carryforwards which may be available to reduce taxable income in future years. These losses expire as follows:

2006	58,000
2007	195,000
2008	188,000
2009	228,000
2010	289,000
2011	562,000
2012	621,000
2013	574,000
	$ 2,715,000

7.   **Share capital**

a)   Authorized: Unlimited number of common shares

b)   Issued:

	Shares	Amount
Balance at December 31, 2004	32,743,657	$ 16,587,659
Shares issued for cash	1,335,000	200,250
Share issue costs	---	(354,316)
Balance, December 31, 2005	34,078,657	$ 16,433,593
Shares issued for Cash January 16, 2006	5,000,000	500,000
Shares issued for Cash July 7, 2006	10,000,000	1,100,001
Shares issue costs	---	(19,210)
Balance, September 30, 2006	49,078,657	$ 18,014,384

7.   Share capital - continued

On July 7, 2006, the Company issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15. No finder's fees or commissions were paid. Proceeds from the private placement will be used to fund the Company's exploration and development programs, to pay ongoing expenses and for general working capital. All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006.

On January 16, 2006, the Company issued 5,000,000 shares at $0.10 per share through a private placement, raising $500,000. Each unit is comprised of one common share of the Company and a one half common share purchase warrant, with each whole warrant entitling the holder to purchase one additional common share of the Company at a price of $0.15 during the period July 16, 2006 to January 16, 2007.

On April 15, 2005, the Company issued 1,900,000 incentive stock options exercisable at $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008.

The Company reset the exercise price and reduced the term of 850,000 outstanding incentive stock options to $0.20 during the period from April 15, 2006 to April 14, 2007 and $0.25 during the period from April 15, 2007 to April 14, 2008. Regulatory approval was received May 9, 2005. Disinterested shareholder approval was received at the Company's annual general meeting which was held on June 27, 2005.

On May 12, 2005, the company completed a private placement of 1,335,000 units. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock at $0.25 during the period May 13, 2006 to May 12, 2007..

On December 7, 2004, the company completed a private placement for gross proceeds of $1,100,000. Each unit consisted of one share valued at $0.25 and a full warrant to purchase a further share of common stock at $0.35 during the period December 8, 2005 to December 7, 2006.

Contributed Surplus in the amount of $Nil (2005 - $5,691) was recorded as a result of the Company recognizing stock option compensation expense.

The Company recorded $Nil (2005-$127,137) in share issue costs as the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow-through shares.

Warrants outstanding at September 30, 2006:

Number of Warrants	Exercise Price	Expiry Date
4,400,000	0.25	December 7, 2006
1,335,000	$0.25	May 12, 2007
2,500,000	$0.125/$0.15	July 16, 2006,/ January 16, 2007
5,000,000	$0.15	January 7, 2007
13,235,000		Total Warrants September 30, 2006

As of October 31st, 2006, no warrants were exercised.

7.   Share capital continued...

c)   Stock options

	Number of Options	Weighted-Average Exercise Price	Expiry Date Range
Options outstanding at September 30, 2006	3,050,000	0.20/0.25*	November 14, 2008

* The options issued are exercisable at a price of $0.20 per share until April 14, 2007. From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share. During the nine months ending September 30, 2006, no stock options were exercised or granted.

During 2003, the Company granted 1,950,000 common share incentive options to directors and employees exercisable at $0.61 per share to November 14, 2008. The options vested over the 18 month period following the date of grant. Based upon the Black-Scholes option valuation model, a risk-free market rate of 3% and a volatility of 7%, the estimated compensation cost related to the options granted is approximately $100,000 of which $Nil (2005 – $5,691) was recognized during the period.

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the stock and expected life of the option. Changes in these assumptions can materially affect the fair value estimate and therefore it is management's view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company's stock option grants and warrant issuances.

8. **Commitments and contingencies**

- The Company is committed to make aggregate monthly payments of $18,000 (2005 - $13,000) to related parties for management fees, rent and legal fees.

- In the first quarter of 2005, former directors Robert Gardner and Vittorio Preto filed a Third Party action against the Company claiming an indemnity in respect of all costs, charges and expenses reasonably incurred by them in defence of a lawsuit brought November 24, 2004 against them by Robak. The Company filed a Defence to the claim and Counterclaim alleging that Gardner and Preto are not entitled to indemnification, asserting that these former directors did not act with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. The Company considers the outcome of this claim and the Company's Counterclaim is presently undeterminable and the financial statements reflect no provisions in respect to it.

- The Company may be faced with significant legal fees in the future as a result of events related to the review of the 2002 Mineral Property Interest Sales Agreement and the various lawsuits to which it is a party.

- The Company initiated a lawsuit on November 10, 2005 in the Supreme Court of British Columbia against former directors Robert Gardner and Vittorio Preto for the recovery of $120,000 USD which the Company claims was inappropriately, without board approval, and contrary to the Company's banking resolution removed from the Company's bank account during 2004. The amount claimed is currently reflected as Development fees in the Company's December 31, 2004 financial statements, and no provision for its future recovery has been recorded.

- On April 25, 2006 the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company. The outcome of this claim is presently undeterminable and the financial statements reflect no provisions in respect to it.

- On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein. The action alleges, inter alia, that the business or

affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company has instructed counsel to vigorously defend the action.

9.   **Related party transactions**

In addition to transactions described elsewhere in these financial statements, the Company had the following transactions and balances with officers and directors of the Company and companies or professional firms with which officers or directors are associated.

	Sept. 30, 2006		Sept. 30, 2005
Accounts payable	$	15,000 $	25,876
Expenses:			
Management fees	$	22,500 $	22,500
Professional fees	$	140,738 $	141,193
Rent	$	4,500 $	4,500

These transactions are in the normal course of operations and are measured at fair value as determined by management.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2006

The following discussion and analysis of the results of operations and financial position of the Company for the quarter ended September 30, 2006 should be read in conjunction with the September 30, 2006 financial statements (unaudited) and the related notes which have been prepared in accordance with or reconciled to Canadian Generally Accepted Accounting Principles. The effective date of this report is October 31, 2006.

Forward Looking Statements

Except for historical information, this Management Discussion and Analysis ("MD&A") may contain forward-looking statements. These statements involve known risks, uncertainties and other factors that may cause the Company's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward looking statements.

Overall Performance

The Company is engaged in the acquisition and exploration of natural resource properties. Since 1993, the Company has been conducting exploration for copper on its approximately 200 km2, Highland Valley, British Columbia mineral property, which adjoins the large porphyry copper mining and milling operation of Highland Valley Copper.

The company has been exploring the Getty North and Getty South deposits. The Getty North and Getty South deposits have been the subject of historical mineral resource estimates that do not meet the requirements of the CIM classifications referenced in National Instrument 43-101.

Bateman Engineering, Inc. prepared a project assessment report in May, 1998 for the Company on the Getty North deposit (using information supplied by KHA Resource Modeling, Inc. in December, 1997) which estimated an oxide drill indicated and inferred resource of 10 million tonnes with an estimated grade of 0.408% copper and a sulphide drill indicated and inferred resource of 58.2 million tonnes at an average grade of 0.293% copper for a total drill indicated and inferred resource of 68.2 million tonnes at an average grade of 0.310% copper.

Earlier estimates prepared by Watts Griffis and McOuat gave calculations of 5.5 million tonnes of indicated resources of 0.43% copper in the oxide zone and 400,000 tonnes of inferred resources grading 0.42% copper in the oxide zone using a cut-off grade of 0.25% copper. Watts Griffis and McOuat also calculated the sulphide zone as having an indicated resource of 22.2 million tonnes having a grade of 0.43% copper and 5.3 million tonnes of inferred resources grading 0.42% copper using a cut-off grade for the sulphide zone of 0.30% copper.

Although the Company believes these resource estimates on the Getty North deposit are relevant, it is cautioned that the resource estimates are historical in nature and do not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. These estimates have not been verified by a Qualified Person.

The Company further understands that these resource estimates were developed after a review of all geological information available at the respective times that they were delivered to the Company.

GETTY COPPER INC.

MANAGEMENT DISCUSSION & ANALYSIS

SEPTEMBER 30, 2006

The Getty South deposit was the subject of a pre NI 43-101 resource estimate (Gower Thompson & Associates-1992) of 36 million tonnes of an inferred resource grading 0.47% copper. Subsequently, in 1996, Watts, Griffis & McOuat advised that the Gower resource estimate was reasonable. Although this resource estimate is considered relevant, it is cautioned that the resource estimate is historical in nature and does not comply with the CIM classifications referred to in National Instrument 43-101 and should not be relied upon. This estimate has not been verified by a Qualified Person.

The Company commissioned a consulting geologist in 2005 to conduct an extensive review of the Getty South historical technical information and to catalogue and digitize this information.

As a result of a disclosure review undertaken by the BC Securities Commission in early 2006, the Company has retracted all past references to mineral reserves and because the Company does not have a current technical report in compliance with National Instrument 43-101, it has retracted any reference to a current mineral resource. The Company is in the process of commissioning a National Instrument 43-101 compliant report to determine resource estimates for its Getty North and Getty South deposits in accordance with CIM classifications.

The Company's other identified potential mineral zones, "Northwest", "Southwest", and "Central" are all in the early stage of exploration and there is insufficient data to establish whether any resources may exist. The Company continues to seek additional properties worthy of exploration and development.

Ongoing reviews of previous geological, geophysical and geochemical programs are being conducted to determine future work programs. In 2005, the Company commissioned a metallurgical testing program of the potential Getty North and Getty South sulphide and oxide copper mineralized zones by SGS Lakefield Research Limited of Lakefield Ontario. In addition, Innovat Limited initiated a pilot-plant testing program of the Getty samples at the Lakefield facility of its proprietary Continuous Vat Leaching process. Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching. Limited testing of sulfide samples was also conducted, but the overall focus was on oxide mineralization. Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization was analyzed at 0.84% copper (0.55% oxide copper, 65% of the total copper). Copper mineralization in both Phases 1 and 2 programs was crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours. The higher pH value is more suitable for SX/EW recovery. Net acid consumptions were 9.6 and 6.7 kg/t respectively. The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield. A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%. Cathodes analyzed at 99.97% copper with the impurities being sulfur, silver, lead, and iron. It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

396124-001200-786274v1

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution). A 24-hour test was not successful in improving flow through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum. Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum.

Achievements of the Phases 1 and 2 programs are summarized as follows:

- Bench scale testing results can be achieved in a pilot plant operation
- Continuous flow through of mineralization while leaching in a vat is validated
- Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.
- Acid consumption is relatively low, in the 7 – 17 kg/t range
- Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight
- Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material
- Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper.

The Company has a licence agreement with Innovat for the ongoing non-exclusive right to commercialize the Innovat proprietary technology. The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching ("CVL") technology. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity's board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

The price of copper significantly improved in 2005 as a result of increasing worldwide consumption and decreasing world copper inventory. Recent widely read business journals predict that metal prices in 2006 should continue at current levels due to supply and demand dynamics but there can be no assurance that the current prices will be sustained over the timeframe that would be required to place any mineral deposit that may be located on the Property into commercial production. The Company continues its efforts to move the properties into the development stage to take advantage of the current strong demand for copper.

The Company is involved in a series of lawsuits arising out of its acquisition of its 50% interest in Getty South. Significant legal expenses will result in higher general and administrative expenses during 2006 and will increase the loss to be reported for that fiscal period.

Result of Operations

Due to reduced commodity prices and a lack of working capital, nominal exploration work was carried out by the Company between 1998 and 2003. Consequently at the years ended December 31, 2001 to December 31, 2003 the financial statements were adjusted to reflect a provision for impairment of mineral properties. Between January 1, 2004, and September 30, 2006 the Company has raised $3,065,251 by way of private placement financing

The Company's working capital increased to $72,207 for the nine months ending September 30, 2006 from ($320,311) at December 31, 2005, the increase of $392,518 in working capital can be attributed to two private placements completed during the year, whereby the company issued 15 million units for cash, 10,000,000 at $0.11 and 5 million units at $0.10., resulting in gross proceeds of $1,600,001. Each unit is comprised of one common share and a half warrant, entitling the holder of each whole warrant to purchase an additional share. (See financial activities below).

The Company's total assets increased during the nine months ending September 30 2006 to from December 31, 2005 by $923,735 due to $ 1,600,001 in funds raised in gross proceeds from shares issued for cash from two private placements completed during the period. The Company's liabilities increased by $135,877. Exploration expenditures on the property are deferred, thus increasing the balance sheet value of the mineral rights. The Company has no significant source of working capital other than funds raised through private placement and exercising of warrants.

The loss from operations for the Nine months ending September 30, 2006 increased by $589,052 over the loss reported at September 30, 2005.   General and administrative expenditures for the nine months ending September 30, 2006 increased to $795,192 compared to $204,629 at September 30, 2005. The comparative increase in administrative expenses between the nine months ending September 2006 and 2005 can be attributed to an increase in professional fees by $392,066 in 2006 and a $187,182 future income tax recovery recognized in the nine months ending September 30, 2005.   The predominant administration expense being the legal costs associated with the lawsuits outlined under additional disclosure. The Company has no source of income other than interest earned on funds held in a term deposits and rent received for a portion of the Logan Lake office.

Professional fees for the nine months ending September 30, 2006 $675,713 (2005 - $283,647) which include $665,675 (2005- $266,344) for legal and court fees, $9,238 (2005 - $12,752) in accounting fees and $800 (2005- $4,550) consulting fees.   The other administration expenses, ie office, telephone, rent, etc are comparable to the previous years third quarter September 30, 2005.   Also during the nine months ending September 30, 2006, $Nil (2005 - $187,182) was recorded to reflect the tax benefit given up due to the recognition of previously unrecorded tax assets to offset the future tax liability recorded on the issuance of flow- through shares. The income statement reflects this recovery and the benefit is charged to cost of shares issued.

Selected Quarterly Information for the Nine months ending:
.

	September 30, 2006	**September 30, 2005**
Loss for the quarter	($217,954)	($94,340)
Loss for the Nine months	($792,933)	($203,881)
Loss per share:	($0.016)	($0.006)
Assets	$4,811,087	$4,023,816

Summary of Quarterly Results

	Sept. 30 2006	June 30 2006	March 31 2006	Dec. 31 2005	Sept. 30 2005	June 30 2005	March 31 2005	Dec. 31 2004
Revenue	2,259	$3,433	$2,774	$11,276	$8,856	$8,552	$5,524	$2,243
Loss before Extraordinary items	792,933	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584
Net loss	792,933	$574,979	$171,919	$285,806	$203,881	$109,541	$70,461	$646,584
Loss per share	$0.016	$ 0.014	$0.0044	$0.0084	$ 0.0060	$ 0.0032	$ 0.0022	$0.0197
Loss per share diluted	$0.121	$ 0.011	$0.0034	$0.0067	$0.0046	$ 0.00026	$ 0.0018	$0.0158

Total Commitments	***less than a year***	***1-3 years***
Rent	$ 1,500	$ 6,000
Management Fees	$ 7,500	$ 30,000
Legal Fees	$ 45,000	$ Nil

Liquidity of Capital Resources

The Company has no mineral producing properties at this time and receives no revenues from production. All of the Company's properties are exploration projects, and there is no assurance that a commercially viable ore deposit exists in any such properties until further exploration work and a comprehensive evaluation based upon unit cost, grade, tonnage, recoveries, and other factors conclude economic feasibility.

As of December 31, 2005, the Company had granted 3,050,000 stock incentive options, thus; 295,231 common shares remain reserved for issuance under the Company's share option plan. As of October 31, 2006, 3,150,000 stock incentive options have been granted, thus 195,231 common shares remain reserved for issuance under the Company's share option plan. As of October 31, 2006 no options have been exercised. The options issued are exercisable at a price of $0.20 per share unit April 14, 2007. From April 15, 2007 to and including April 14, 2008, these options are exercisable at a price of $0.25 per share.

Financing Activities

On December 7, 2004, the Company completed a private placement for gross proceeds of $1,100,000. No finder's fees or commissions were paid. Each unit consisted of 1 share valued at $0.25 and a full warrant to purchase a further share of common stock for a period of 2 years at a price of $0.30 in the first year and $0.35 in the second year.

On May 12, 2005 the Company completed a private placement for gross proceeds of $200,250. Each unit consisted of 1 share valued at $0.15 and a full warrant to purchase a further share of common stock for a period of two years at a price of $0.20 in the first year and $0.25 in the second year. No finder's fees or commissions were paid. Proceeds from the private placement will be used to fund the Company's exploration programs, to pay ongoing expenses and for general working capital. All securities issued pursuant to this private placement were subject to a four-month hold period.

On January 16, 2006 the Company completed a private placement for gross proceeds of $500,000. Each unit, sold at a price of $0.10, is comprised of one common share of the Company and one common share purchase half-warrant, entitling the holder to purchase an additional half common share of the Company for a period of one year at a price of $0.125 in the first six months and $0.15 in the second six months. No finder's fees or commissions were paid.

On July 7, 2006, the Company completed a private placement and issued 10,000,000 units at $0.11 for gross proceeds of $1,100,000. Each unit is comprised of one common share and one common share half-warrant, entitling the holder of each whole share purchase warrant to purchase an additional one common share of the Company for a period of 6 months (expiry date - January 7, 2007) at a price of $0.15. No finder's fees or commissions were paid. Proceeds from the private placement will be used to fund the Company's exploration and development programs, to pay ongoing expenses and for general working capital. All securities issued pursuant to this private placement will be subject to a four month hold period until November 7, 2006. The number of outstanding shares after this private placement are 49,078,657.

There will be a further requirement for working capital funds and there is no assurance that funds can be readily obtained. However, the Company believes such funding is obtainable through private placements and shares for debt settlements. If all share purchase warrants and incentive stock options were exercised the number of shares outstanding would be be 62,063, 657.

Outlook

The Company continues its efforts to further develop its mineral properties. Although it is uncertain whether the Company will determine that it has economically recoverable reserves and whether it will be able to obtain the necessary financing to complete the exploration and development of the mineral properties, the Company believes that it may be able to economically develop the mineral properties. However, Canadian generally accepted accounting principles require that development costs related to mineral properties be written down for impairment unless there is persuasive evidence that impairment has not occurred. During the year ending December 31, 2005 funding was available to continue the exploration of the mineral properties, so future exploration development costs will not be written off until such time as the Company determines if it has economical recoverable resources or until exploration and development ceases and/or the mineral claims are abandoned.

During the nine months ending September 30, 2006, the Company performed its own investor relations including dissemination of press releases to the media, interested shareholders, investors and brokers.

The Company advises that the litigation that it is presently involved may impact on the levels of activity, performance or achievements of the Company for at least the balance of the current fiscal period. After receiving legal advice, management remains confident in the outcome of litigation process, however, the

actual outcome of the litigation is presently undeterminable. The Company's management remains committed to the development of the Company's Highland Valley mineral claims, subject to a positive feasibility study, production permitting and financing.

Related Party Transactions

During the nine months ending September 30, 2006, a professional accounting firm to which a director is associated billed the Company $9,238 (2005- $15,643) in accounting fees related to tax filings, quarterly report review and other professional accounting related matters, The Company reimbursed the professional accounting firm $10,700 (2005– $Nil) for the director's time and disbursements for representing the Company in examinations of discovery carried out during the nine months ending September 30, 2006. The President and director of the Company billed the company $800 (2005- $2,800) for consulting fees. John Parks, Solicitor, Corporate Secretary and director of the Company billed the Company $120,000 (2005- $121,000) for legal fees, as general counsel. For the nine months ending September 30, 2006, the Company also paid $4,500 office rent and $22,500 management fees to companies controlled by the Managing Director.

During 2005, two directors of the Company purchased 650,000 common shares of the Company as part of a non-brokered private placement resulting in proceeds to the Company of $97,500.

During the nine-month period ending September 30, 2006, , two directors of the Company purchased 3,704,545 common shares of the Company as part of a non-broker private placement resulting in proceeds to the Company of $395,000.

Outstanding share data

As of October 31, 2006, there were 49,078,657 common shares outstanding.

Additional Disclosure

In 1996 the Company entered into an agreement to acquire a 50% interest in the Getty Central, Getty South and Getty Southwest mineral claims from Robak Industries Ltd. (beneficially owned by a director John Lepinski) in exchange for $85,900 cash, a commitment to spend an aggregate of $6,950,000 on exploration and development of the claims by December 31, 2002, an agreement to complete a feasibility report on the Getty South mineral claims by December 31, 2002; and a 1-1/2% net smelter royalty in favour of Robak. The terms of the acquisition could not be met by November 8, 2002 the Company and Robak terminated the original agreement and entered into an agreement for the Company to acquire a 100% interest in the Getty Central and Getty Southwest and a 50% interest in the Getty South mineral claims from Robak in exchange for 6,000,000 post consolidation common shares of the Company at a deemed value of $1,200,000, an agreement by the Company to carry 100% of the costs to place the Getty South mineral claims into production, and a 1-1/2% net smelter royalty in favour of Robak. The cost incurred by the Company in bringing the property into production is to be repaid from 80% of the net production revenue. In 2004, the Company approached Robak with a view to acquire the other 50% of the Getty South claims. In the process of obtaining a valuation of the claims, an issue arouse as to the nature and interpretation of the carried interest clause referred to in the 2002 agreement. Robak has advised the Company that it agrees with the interpretation assumed by the Company and has agreed to a clarifying amendment to the 2002 agreement.

On January 10, 2005 former director, Robert Gardner, filed a Third Party action against the Company claiming indemnification from any costs and/or damages arising from a lawsuit brought November 24, 2004 against Gardner, Vittorio Preto and others. Former director Preto filed a similar suit claiming indemnification on May 27, 2005. The Company filed a defence to the claims refuting Mssrs. Gardner and Preto's claim for indemnification as the Company does not believe they are entitled to it under corporate law, asserting that both Gardner and Preto did not act in good faith with a view to the best interests of the Company and otherwise did not discharge the fiduciary and other duties they owed to the Company as directors. Subsequently, the Company filed a Counter Claim against former directors Robert Gardner and Vittorio Preto as well as Ross Glanville and Ross Granville & Associates claiming damages for negligence and breach of fiduciary duties owed to the Company.

The Company also appreciates that other potential indemnification claims may arise from ongoing litigation.

On January 24, 2005 Vanguard Shareholder Solutions Inc. initiated a lawsuit against the Company claiming $23,041.27 for Investor Services allegedly performed between June 22 and September 30, 2004. After the Company advised counsel for Vanguard that the alleged services were never authorized by the Company's board of directors nor by the TSX Venture Exchange, Vanguard discontinued the lawsuit on March 1, 2005.

On January 30, 2006, the Company released the results of phase 1 of their metallurgy test program being carried out at SGS Lakefield.

On April 25, 2006, the Company initiated a lawsuit in the Supreme Court of British Columbia against the law firm of Blake Cassels & Graydon LLP. The lawsuit claims inter alia, damages for breach of duty owed to the Company.

On April 26, 2006, the Company released preliminary results of Phase 2 of their metallurgy test program at SGS Lakefield.

On July 7, 2006, the Company was named in a lawsuit initiated in the Supreme Court of BC by a number of plaintiffs including Robert Gardner and Gordon Blankstein. The action alleges, inter alia, that the business or affairs of the Company is oppressive or unfairly prejudicial to or has unfairly disregarded the interests of the plaintiffs and those similarly situated. The Company has instructed counsel to vigorously defend the action.

2005 Exploration Expenditures

In 2005, the Company completed $749,562 of exploration and metallurgy in the Getty North area. A 980 metric tonne bulk sample of oxidized material was removed from the Getty North deposit and stockpiled near the Getty South deposit. A 10-hole diamond drill program tested areas southeast of the Getty North deposit with only locally anomalous copper results being obtained. A combined line cutting, induced polarization, multi-element geochemical soil and drilling program was carried out on the Getty North Extension target immediately northeast of the Getty North deposit. The surveys produced weak copper, lead, gold, and molybdenum anomalies and weak to moderate IP anomalies that when drilled returned locally weakly anomalous copper in altered and sheared intrusive rocks.

The Company, in the spring of 2005, embarked on a metallurgical test program of its copper sulphide and copper oxide samples at SGS Lakefield Research Limited in Lakefield, Ontario. The goal of the test program is to determine the leach parameters and optimum chemistry for leaching copper from Company's mineral samples which have been forwarded to Lakefield. Additionally the Company has contracted with Innovat Limited of Ontario to test the viability of using Innovat's proprietary continuous vat leaching system to extract copper from the samples provided to Lakefield.

Planned exploration for 2006

Dependant upon the results of the metallurgy testing program being carried out at SGS Lakefield, the Company may commission a preliminary feasibility study to investigate the viability of proceeding to the production phase.

Form 52-109F2 *Certification of Interim Filings*

I *Jean Jacques Treyvaud, Getty Copper Inc., Chief Executive Officer, Director*, certify that:

1.　　I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Getty Copper Inc., (the issuer) for the interim period ending September 30, 2006;

2.　　Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.　　Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.　　The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

　　(a)　　designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

　　(b)　　designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.　　I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 21, 2006.

"Jean Jacques Treyvaud"

_____
Jean Jacques Treyvaud
Chief Executive Officer

Form 52-109F2 *Certification of Interim Filings*

I *Donald Willoughby, Getty Copper Inc., Chief Financial Officer, Director*, certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Getty Copper Inc., (the issuer) for the interim period ending September 30, 2006;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: November 21, 2006.

"Donald Willoughby"

_____
Donald Willoughby
Chief Financial Officer



Trading Symbol TSX Venture: GTC
September 11, 2006

GETTY COPPER INC

Getty Copper is pleased to announce the successful completion of Phase 2 Testing of Continuous Vat Leaching in the pilot plant at SGS Lakefield Research in Lakefield, Ontario. This test run was made to validate the concept of Continuous Vat Leaching, identify any deficiencies in the pilot plant, then set up for a final run tentatively scheduled for the fourth quarter of this year. This Phase 3 program will provide the design parameters for a full-scale plant, which along with the planned NI 43-101 Report on the Getty program is intended to advance the Getty Highland Valley area properties towards determination of potential production.

Vat leaching has been around since the late 1800's and is successfully used today on copper ores that are too high in grade for heap leaching and too low in grade to economically leach in agitated tanks. As well, many heap leach operations suffer from high ore inventories and difficulties in chemistry control. Modern vat leaching systems employ upward percolating solutions with slimes removal in clarifiers from which solutions are circulated to solvent extraction/electrowinning. Operating costs of conventional vat leaches are high, however, due to the limitations of treating on a batch basis, requiring complex integrated cycles of loading, draining, washing, and discharge as well as high maintenance costs from damage caused by clamshell excavators or other discharge systems.

Continuous Vat Leaching, under development by INNOVAT Limited of Burlington, Ontario, is designed to take vat leaching to a flow-through concept, thus eliminating the high cost of batch systems. Fundamentally, the system advances ore through a vat by intermittently fluidizing the bed of ore in the vat to a quicksand condition, thus allowing the ore to flow from one end of the vat and out the other. The high flow rates used in fluidization provide leach kinetics that approach agitated tank leaching, but which can be achieved with crushed or ground ore.

Phase 1 of the program was used to characterize copper oxide mineralization from the Getty North Deposit and to develop the best chemistry for leaching. Limited testing of sulfide samples was also conducted, but the overall focus was on oxide mineralization. Bottle roll tests established leach kinetics and reagent consumptions, followed by jig-column tests that simulate continuous vat leaching conditions.

Getty North mineralization was analyzed at 0.84% copper (0.55% oxide copper, 65% of the total copper). Copper mineralization in both Phases 1 and 2 programs was

crushed to minus 6.3 mm. Phase 1 tests gave 80% recovery at a pH of 1 with a residue of 0.16% copper in 72 hours, while treatment at pH 2 gave recoveries of 75% with a residue grading 0.18% copper, also over 72 hours. The higher pH value is more suitable for SX/EW recovery. Net acid consumptions were 9.6 and 6.7 kg/t respectively. The Phase 2 pilot plant run took place over 10.5 days, comprised of an initial 3-day batch test to bring solution tenor up to levels needed for SX/EW operation, followed by a 5 day continuous run of the vat and then 2.5 days operation of the SX/EW unit, using stored PLS solution. Live capacity of the vat was calculated at 14.7 tons by SGS Lakefield. A grab sample at 48 hours graded 0.18% copper, confirming that the pulsing vat was matching expectations developed in the jig-column tests.

It became apparent after the first overnight shift of continuous flow testing that the drum discharger could not keep up with the target feed rate of 200 kg/hr, but could only achieve less than half of that amount. It was decided to continue the test to conclusion. Average residue assay was 0.17% copper, representing 75% extraction with a net acid consumption of 17 kg/t. The higher acid consumption is likely due to the resultant longer residence time of mineralization in the vat.

Copper was recovered during the pilot plant campaign using a conventional SX/EW circuit. Recovery of copper to a concentrated solution was 98%. Current efficiency in electrowinning was 92.5%. Cathodes analyzed at 99.97% copper with the impurities being sulfur, silver, lead, and iron. It is anticipated that copper purity can be improved with some fine-tuning of the SX/EW circuit.

Following the leach campaign, some modifications were made to the drum discharger to try to improve the flow through, using leach residue and fresh mineralization feed for testing on water (not leach solution). A 24-hour test was not successful in improving flow through. It was identified during the test that the baffles between the vat leach section and the wash section, combined with poor fluidization in the wash section was restricting flow to the discharge drum. Also, additional work needs to be done on coordinating the fluidization with the pickup points on the drum.

Achievements of the Phases 1 and 2 programs are summarized as follows:

- Bench scale testing results can be achieved in a pilot plant operation
- Continuous flow through of mineralization while leaching in a vat is validated
- Bench and pilot scale leach results indicate that the recoveries can be replicated on Getty North mineralization in the 75% range over 72 hours.
- Acid consumption is relatively low, in the 7 – 17 kg/t range
- Decanting of minus 6.3 mm ore results using a decanting drum provides a low moisture content, averaging 9.2 % moisture by weight
- Paste consistency can be produced by the thickener; a 46% solids paste was produced on 80% - 42 micron material
- Cathode grading 99.97% copper can be made using conventional SX/EW

Running of the pilot plant at SGS Lakefield Research is a major achievement, representing the premiere of continuous vat leaching of copper. Getty Copper is looking forward to completing the Phase 3 program.

As previously announced, The Company has reached an agreement in principle to convert its non-exclusive technology license with Innovat Limited into a joint venture controlling the exclusive use of the Innovat continuous vat leaching ("CVL") technology. Subject to conclusion of the negotiations and due diligence review and regulatory approval, the joint venture will be owned equally by Innovat Limited and the Company and the Company will have the right to nominate the majority of the joint venture entity's board of directors. The resultant joint venture entity would be responsible for arranging the necessary project financing to commercially exploit the technology.

Dan Mackie, P.Eng., President of INNOVAT Limited and Dan Mackie & Associates, is a qualified person according to 43-101 requirements, who provided the technical content to this report. This press release has been reviewed by SGS Lakefield Research personnel for accuracy.

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

For further information please contact:

John Parks, Corporate Secretary
GETTY COPPER INC.
1000 Austin Avenue
Coquitlam, BC V3K 3P1
Phone: 604-931-3231   Fax: 604-931-2814

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED THE CONTENTS OF THIS RELEASE AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THE CONTENTS OF THIS RELEASE.



Getty Copper Inc.

FINANCIAL RESULTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006

November 30, 2006 – Coquitlam, B.C. –Getty Copper Inc. **[TSX Venture Exchange: GTC]** (the "Company"), announces the financial results for the Company's nine months ending September 30, 2006**.**

For the nine months ending September 30, 2006 the Company's Net loss for the period increased by $589,052 compared to the nine months ending September 30, 2005. The increase in net loss from 2005 to 2006 can be attributed to an increase in professional fees by $392,066 and a $187,182 Income tax recovery recognized in the nine months ending September 30, 2005.

Financial and Operating Highlights, provided by management

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2006	2005	2006	2005
Rent Revenue	$ 1,698	$ Nil	$ 2,259	$ 748
Expenses	$ 224,170	$ 154,689	$ 802,582	$ 399,919
Interest Earned	$ 4,518	$ 304	$ 7,390	$ 8,108
Future Income Tax Recovery	$ Nil	$ 60,045	$ Nil	$ 187,182
Net Loss	$ 217,954	$ 94,340	$ 792,933	$ 203,881

Condensed Balance Sheets

As at,	Sept. 30, 2006	Dec. 31, 2005	% change
Assets	$ 4,811,087	$ 3,887,352	23.76%
Liabilities	$ 765,683	$ 629,806	21.57%
Shareholders' Equity	$ 4,045,404	$ 3,257,546	24.19 %

The foregoing statements are forward-looking statements but reflect the current expectations of management with respect to future events and performance. Wherever used, the words "may," "will," "anticipate," "intend," "expect," "plan," "believe," and similar expressions identify forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results, and will not necessarily be accurate indications of whether, or the times at which, such performance or results will be achieved.

Forward-looking statements are based on information available at the time they are made, assumptions made by management, and management's good faith belief with respect to future events, and are subject to the risks and uncertainties of mineral exploration.

On Behalf of
Getty Copper Inc.

Don Willoughby

Chief Financial Officer

Getty Copper Inc. [TSX-V: GTC]
1000 Austin Avenue
Coquitlam, British Columbia
Canada, V3K 3P1
Contact: Don Willoughby
Phone: (604) 931-3231 Fax: (604) 931-2814